1934 Act Registration No. 1-31731

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Dated May 10, 2019

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Hsinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F  ☒  Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable )

Exhibit	Description
99.01	Announcement on 2019/04/11:	Light Era Development Co., Ltd., the Company's subsidiary announces the acquisition of a right-of-use asset
99.02	Announcement on 2019/04/18 :	Explanation to the media report
99.03	Announcement on 2019/04/19:	Discharge of Representative of Juristic Person Director
99.04	Announcement on 2019/04/22:	New appointment of CEO
99.05	Announcement on 2019/04/22:	New appointment of Chairman
99.06	Announcement on 2019/04/24:	CHYP Multimedia Marketing & Communications, the Company's subsidiary acquires a right-of-use asset from the Company's Northern Taiwan Business Group
99.07	Announcement on 2019/04/24:	CHYP Multimedia Marketing & Communications Co., Ltd., the Company's subsidiary acquires a right-of-use asset from the Company
99.08	Announcement on 2019/04/26:	New Appointment of Representative of Juristic Person Director
99.09	Announcement on 2019/04/26 :	Honghwa Co., Ltd., the Company's subsidiary announces the acquisition of a right-of-use asset from the Company
99.10	Announcement on 2019/04/29 :	To announce the differences between the year of 2018 financial statements under Taiwan-IFRSs and IFRSs
99.11	Announcement on 2019/05/08 :	New appointment of Chief Audit Executive
99.12	Announcement on 2019/05/08 :	New appointment of President
99.13	Announcement on 2019/05/09 :	To announce the differences between the first quarter of 2019 financial statements under Taiwan-IFRSs and IFRSs
99.14	Announcement on 2019/05/10:	Chunghwa Telecom announces its operating results for April 2019
99.15	Announcement on 2019/05/10 :	April 2019 sales

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 10, 2019

Chunghwa Telecom Co., Ltd.

By:	/s/Shui-Yi Kuo
Name:	Shui-Yi Kuo
Title: Chief Financial Officer

EXHIBIT 99.01

Light Era Development Co., Ltd., the Company's subsidiary announces the acquisition of a right-of-use asset

Date of events: 2019/04/11

Contents:

1.Name and nature of the subject matter (e.g.land located at Sublot XX, Lot XX, North District, Taichung City):

4F, No. 3*, Aiguo E. Rd., Taipei

2.Date of the occurrence of the event:2019/04/11

3.Transaction volume (e.g.XX square meters, equivalent to XX p'ing), unit price, total transaction price:

Transaction volume: 190.838 ping Unit price: $1,362.4(VAT included)/ ping/month Total transaction price: $6,240,000 (VAT included) for two years

Price of right-of-use assets: $5,899,484 (VAT excluded)

4.Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Chunghwa Telecom Co., Ltd.; parent company

5.Where the counterparty to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Reason for choosing the counterpart: The location of the asset meets requirement. Previous owner: NA, self-built Price of transfer and the date of acquisition: NA, self-built

6.Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: NA

7.Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained):NA

8.Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: Terms of delivery or payment: Quarterly payment, $780,000(VAT included)

Lease period: 2019/02/12~2021/02/11 Restrictions and other important agreements in the contract: None

9.The manner of deciding on this transaction (such as tender invitation , price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: Price negotiation according to market conditions Decision-making department: Board of Directors

10.Name of the professional appraisal institution and its appraisal amount:NA

11.Name of the appraiser:NA

12.Practice certificate number of the appraiser:NA

13.Is the appraisal report price a limited price or specific price?:NA

14.Has an appraisal report not yet been obtained?:NA

15.Reason for an appraisal report not been obtained:NA

16.Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA:NA

17.Name of the CPA firm:NA

18.Name of the certifying CPA:NA

19.The practice certificate number of the CPA:NA

20.Broker and broker's fee:NA

21.Concrete purpose or use of the acquisition or disposal: Office premises

22.Do the directors have any objection to the present transaction?:No

23.Is it a related party transaction?:Yes

24.Date of the board of directors’resolution:2019/04/11

25.Date of the recognition of the supervisors or the board of independent directors’resolution:2019/04/11

26.Is the transaction to acquire a real estate or right-of-use asset from the related party?:Yes

27.The appraisal price conducted in accordance with the Article 16 of the ”Regulations Governing the acquisition and Disposal of Assets by Public Companies”:NA

28.Where the above appraisal price is lower than the transaction price, the appraisal price conducted in accordance with the Article 17 of the ”Regulations Governing the Acquisition and Disposal of Assets by Public Companies”:NA

29.Any other matters that need to be specified:None

EXHIBIT 99.02

Explanation to the media report

Date of events: 2019/04/18

Contents:

1.Date of occurrence of the event:2019/04/18

2.Company name:Chunghwa Telecom Co., Ltd.

3.Relationship to the Company (please enter ”head office” or ”subsidiaries”):head office

4.Reciprocal shareholding ratios:N/A

5.Name of the reporting media:Economic Daily News

6.Content of the report: Chi-Mau Sheih took over as Chunghwa Telecom's Chairman and Yu Cheng retired

7.Cause of occurrence:Explanation about the news report

8.Countermeasures:With regard to the media report, the Company has no comments.

9.Any other matters that need to be specified: Changes of the company's important personnel shall be determined in accordance with the regulation and relevant procedures.

EXHIBIT 99.03

Discharge of Representative of Juristic Person Director

Date of events: 2019/04/19

Contents:

1.Date of occurrence of the change:2019/04/19

2.Name of juristic-person director/ supervisor: Ministry of Transportation and Communications

3.Name and resume of the replaced person:Yu Cheng, Chairman of Chunghwa Telecom Co., Ltd.

4.Name and resume of the replacement:None

5.Reason for the change:Discharge

6.Original term (from __________ to __________):from 2016/08/02 to 2019/06/23

7.Effective date of the new appointment:NA

8.Any other matters that need to be specified:Effective date：2019/4/22

EXHIBIT 99.04

New appointment of CEO

Date of events: 2019/04/22

Contents:

1.Type of personnel changed (please enter: spokesperson, acting spokesperson, important personnel(CEO, COO, CMO, CSO, etc.), financial officer, accounting officer, Company Secretary, research and development officer, or internal audit officer): important personnel

2.Date of occurrence of the change:2019/04/22

3.Name, title, and resume of the replaced person: Yu Cheng,former CEO of Contemporary Taiwan Development Foundation and the Chief Editorial Writer of Commercial Times; M.B.A., National Chengchi University.

4.Name, title, and resume of the replacement:Chi-Mau Sheih, President of our company and former Senior Executive Vice President of the company, Master’s degree in Business Administration from National Taiwan University.

5.Type of the change (please enter: “resignation”, “position adjustment”, “dismissal”, “retirement”, “death” or “new replacement” ):dismissal

6.Reason for the change:Resolved by the Board meeting on April 22, 2019.

7.Effective date:2019/04/22

8.Any other matters that need to be specified:Mr. Chi-Mau Sheih also acts for the President of our company.

EXHIBIT 99.05

New appointment of Chairman

Date of events: 2019/04/22

Contents:

1.Date of the board of directors resolution or date of occurrence of the change:2019/04/22

2.Type of personnel (chairman or general manager):chairman

3.Name and resume of the replaced personnel:Yu Cheng, former CEO of Contemporary Taiwan Development Foundation and the Chief Editorial Writer of Commercial Times; M.B.A., National Chengchi University.

4.Name and resume of the new personnel:Chi-Mau Sheih, President of our company and former Senior Executive Vice President of the company, Master’s degree in Business Administration from National Taiwan University.

5.Type of the change (please enter: “resignation”, “conge”, “tenure expired” ,“position adjustment”, “dismissal”, “retirement”, “death” or “new appointment” ):dismissal

6.Reason for the change:dismissal

7.Effective date of the new appointment:2019/04/22

8.Any other matters that need to be specified:None

EXHIBIT 99.06

CHYP Multimedia Marketing & Communications, the Company's subsidiary acquires a right-of-use asset from the Company's Northern Taiwan Business Group

Date of events: 2019/04/24

Contents:

1.Name and nature of the subject matter (e.g.land located at Sublot XX, Lot XX, North District, Taichung City):

No. 8*, Sec. 4, Xinyi Rd., Da'an Dist., Taipei City

2.Date of the occurrence of the event:2019/04/24

3.Transaction volume (e.g.XX square meters, equivalent to XX p'ing), unit price, total transaction price: Transaction volume: 360 pings Unit price: NT$1,370 per ping per month Total transaction amount: NT$493,200 per month, totally NT$11,836,800 for two years Right to use assets: NT$11,114,568

4.Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Northern Taiwan Business Group, Chunghwa Telecom Co., Ltd.; parent company

5.Where the counterparty to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Reason for choosing the counterpart: Take the cost and the business into consideration, the location of the asset meets requirement. Previous owner: NA

6.Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: NA

7.Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained):NA

8.Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: Payment terms: yearly payment of NT$5,918,400 Lease period: 2019/3/1~2021/2/28

Restrictions and other important agreements in the contract: None

9.The manner of deciding on this transaction (such as tender invitation , price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: Price negotiation according to market conditions Decision-making department: Board of Directors

10.Name of the professional appraisal institution and its appraisal amount:NA

11.Name of the appraiser:NA

12.Practice certificate number of the appraiser:NA

13.Is the appraisal report price a limited price or specific price?:NA

14.Has an appraisal report not yet been obtained?:NA

15.Reason for an appraisal report not been obtained:NA

16.Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA:NA

17.Name of the CPA firm:NA

18.Name of the certifying CPA:NA

19.The practice certificate number of the CPA:NA

20.Broker and broker's fee:NA

21.Concrete purpose or use of the acquisition or disposal: Office premises

22.Do the directors have any objection to the present transaction?:No

23.Is it a related party transaction?:Yes

24.Date of the board of directors’resolution:2019/04/24

25.Date of the recognition of the supervisors or the board of independent directors’resolution:2019/04/24

26.Is the transaction to acquire a real estate or right-of-use asset from the related party?:Yes

27.The appraisal price conducted in accordance with the Article 16 of the ”Regulations Governing the acquisition and Disposal of Assets by Public Companies”:NA

28.Where the above appraisal price is lower than the transaction price, the appraisal price conducted in accordance with the Article 17 of the ”Regulations Governing the Acquisition and Disposal of Assets by Public Companies”:NA

29.Any other matters that need to be specified:None

EXHIBIT 99.07

CHYP Multimedia Marketing & Communications Co., Ltd., the Company's subsidiary acquires a right-of-use asset from the Company

Date of events: 2019/04/24

Contents:

1.Name and nature of the subject matter (e.g.land located at Sublot XX, Lot XX, North District, Taichung City):

1) No. 1*2, Gongzheng Rd., Luodong Township, Yilan County

2) No. 1*3, Minquan Rd., Hualien City, Hualien County

3) No. 2*7, Hongchang 6th St., Taoyuan Dist., Taoyuan City

4) No. 1*2, Zhongshan Rd., Zhongli Dist., Taoyuan City

5) No. 2*, Linsen Rd., North Dist., Hsinchu City

6) No. 1*, Aiguo Rd., Miaoli City, Miaoli County

2.Date of the occurrence of the event:2019/04/24

3.Transaction volume (e.g.XX square meters, equivalent to XX p'ing),

  unit price, total transaction price:

1)Transaction volume: 6 pings

   Unit price: NT$646.5 per ping per month, 1% increase per year

   Total transaction amount: NT$141,045

   Right to use assets: NT$131,340

2)Transaction volume: 6 pings

   Unit price: NT$646.5 per ping per month, 1% increase per year

   Total transaction amount NT$141,045

   Right to use assets: NT$131,340

3)Transaction volume: 12 pings

   Unit price: NT$861.8 per ping per month, 1% increase per year

   Total transaction amount: NT$376,048

   Right to use assets: NT$350,174

4)Transaction volume: 9 pings

   Unit price: NT$862 per ping per month, 1% increase per year

   Total transaction amount: NT$282,090

   Right to use assets: NT$262,681

5)Transaction volume: 9 pings

   Unit price: NT$753.7 per ping per month, 1% increase per year

   Total transaction amount: NT$246,638

   Right to use assets: NT$229,668

6)Transaction volume: 6 pings

   Unit price: NT$549.7 per ping per month, 1% increase per year

   Total transaction amount: NT$119,919

   Right to use assets: NT$111,668

4.Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Chunghwa Telecom Co., Ltd.; parent company

5.Where the counterparty to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition:

Reason for choosing the counterpart: The location of the asset meets requirement.

Previous owner: NA

6.Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: NA

7.Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained):NA

8.Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations:

Payment terms: yearly payment of NT$431,268, 1% increase per year

Lease period: 2019/3/1~2022/2/28

Restrictions and other important agreements in the contract: None

9.The manner of deciding on this transaction (such as tender invitation , price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department:

Price negotiation according to market conditions

Decision-making department: Board of Directors

10.Name of the professional appraisal institution and its appraisal amount:NA

11.Name of the appraiser:NA

12.Practice certificate number of the appraiser:NA

13.Is the appraisal report price a limited price or specific price?:NA

14.Has an appraisal report not yet been obtained?:NA

15.Reason for an appraisal report not been obtained:NA

16.Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA:NA

17.Name of the CPA firm:NA

18.Name of the certifying CPA:NA

19.The practice certificate number of the CPA:NA

20.Broker and broker's fee:NA

21.Concrete purpose or use of the acquisition or disposal: Office premises

22.Do the directors have any objection to the present transaction?:No

23.Is it a related party transaction?:Yes

24.Date of the board of directors’resolution:2019/04/24

25.Date of the recognition of the supervisors or the board of independent directors’resolution:2019/04/24

26.Is the transaction to acquire a real estate or right-of-use asset from the related party?:Yes

27.The appraisal price conducted in accordance with the Article 16 of the ”Regulations Governing the Acquisition and Disposal of Assets by Public Companies”:NA

28.Where the above appraisal price is lower than the transaction price, the appraisal price conducted in accordance with the Article 17 of the ”Regulations Governing the Acquisition and Disposal of Assets by Public Companies”:NA

29.Any other matters that need to be specified:None

EXHIBIT 99.08

New Appointment of Representative of Juristic Person Director

Date of events: 2019/04/26

Contents:

1.Date of occurrence of the change:2019/04/26

2.Name of juristic-person director/ supervisor: Ministry of Transportation and Communications

3.Name and resume of the replaced person:None

4.Name and resume of the replacement:Shui-Yi Kuo, Senior Executive Vice President, Chunghwa Telecom Co.,Ltd.

5.Reason for the change:New appointment

6.Original term (from __________ to __________):from 2019/04/26 to 2019/06/23

7.Effective date of the new appointment:2019/4/26

8.Any other matters that need to be specified:

(1) In accordance with the letter of the Ministry of Transportation and Communications (MOTC).

(2) To fill the vacancy which Yu Cheng left.

EXHIBIT 99.09

Honghwa Co., Ltd., the Company's subsidiary announces the acquisition of a right-of-use asset from the Company

Date of events: 2019/04/26

Contents:

1.Name and nature of the subject matter (e.g.land located at Sublot XX, Lot XX, North District, Taichung City):

The right-of-use asset includes totally 47 rental stores, such as No. 3*1, Ren 1st Rd., Ren'ai Dist., Keelung City 200, Taiwan (R.O.C.).

2.Date of the occurrence of the event:2019/04/26

3.Transaction volume (e.g.XX square meters, equivalent to XX p'ing), unit price, total transaction price:

Transaction volume: total 2,159 pings

Unit price: NT$ 531~ NT$3,701 per ping per month (VAT excluded)

Total transaction amount: total amount is NT$58,947,860; each component is NT$13,004~NT$183,441 per month; total amount per month is

NT$2,947,393 (VAT excluded)

Right-of-use asset: NT$58,025,129

4.Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Chunghwa Telecom Co., Ltd.; parent company

5.Where the counterparty to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition:

Reason for choosing the counterpart: Considering the locations and the company's comprehensive business planning.

Previous owner: NA

6.Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times:NA

7.Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained):NA

8.Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations:

Payment terms: monthly payment of NT$2,947,393 (VAT excluded)

Lease period: 2019/5/1~2020/12/31

Restrictions and other important agreements in the contract: None

9.The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the  decision on price and the decision-making department:

The reference basis: based on previous contract price.

The decision-making department: Board of Directors

10.Name of the professional appraisal institution and its appraisal amount:NA

11.Name of the appraiser:NA

12.Practice certificate number of the appraiser:NA

13.Is the appraisal report price a limited price or specific price?:NA

14.Has an appraisal report not yet been obtained?:NA

15.Reason for an appraisal report not been obtained:NA

16.Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA:NA

17.Name of the CPA firm:NA

18.Name of the certifying CPA:NA

19.The practice certificate number of the CPA:NA

20.Broker and broker's fee:NA

21.Concrete purpose or use of the acquisition or disposal: In order to build a complete telecommunications channel, provide consumers with faster and better quality telecom services.

22.Do the directors have any objection to the present transaction?:No

23.Is it a related party transaction?:Yes

24.Date of the board of directors’resolution:2019/04/26

25.Date of the recognition of the supervisors or the board of independent directors’resolution:2019/04/26

26.Is the transaction to acquire a real estate or right-of-use asset from the related party?:Yes

27.The appraisal price conducted in accordance with the Article 16 of the ”Regulations Governing the Acquisition and Disposal of Assets by Public Companies”:NA

28.Where the above appraisal price is lower than the transaction price, the appraisal price conducted in accordance with the Article 17 of the ”Regulations Governing the Acquisition and Disposal of Assets by Public Companies”:NA

29.Any other matters that need to be specified:None

EXHIBIT 99.10

To announce the differences between the year of 2018 financial statements under Taiwan-IFRSs and IFRSs

Date of events: 2019/04/29

Contents:

1.Date of occurrence of the event:2019/04/29

2.Of which year/ quarter financial report required to be adjusted: The year of 2018

3.Accounting principles applied (domestic listing securities): Regulations Governing the Preparation of Financial Reports by Securities Issuers and the International Financial Reporting Standards, International Accounting Standards, International Financial Reporting Interpretations Committee and SIC Interpretations endorsed and issued into effect by the Financial Supervisory Commission of the Republic of China (”Taiwan-IFRSs”)

4.Inconsistent items/ amounts (domestic listing securities): Under Taiwan-IFRSs, Chunghwa Telecom Co., Ltd. and its subsidiaries (or the”Company”) reported consolidated net income of NT$36,456,171 thousand, consolidated net income attributable to stockholders of the parent of NT$35,501,622 thousand, and basic earnings per share of NT$4.58 for the year ended December 31, 2018, respectively.  The Company also reported total assets of NT$467,268,704 thousand, total liabilities of NT$80,696,384 thousand, and total equity $386,572,320 thousand as of December 31,

2018.

5.Accounting principles applied (securities issued overseas): International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRSs”)

6.Inconsistent items/ amounts (securities issued overseas): Under IFRSs, the Company reported consolidated net income of NT$38,581 million, consolidated net income attributable to stockholders of the parent of NT$37,557 million, and basic earnings per share of NT$4.84 for the year ended December 31, 2018, respectively.  The Company also reported total assets of NT$467,056 million, total liabilities of NT$82,527 million, and total equity of NT$384,529 million as of December 31, 2018.

7.Cause of the inconsistency: The differences between consolidated net income under Taiwan-IFRSs and that under IFRSs followed by the Company mainly come from the timing of the recognition of income tax on unappropriated earnings. In addition, prior to incorporation, the Company was subject to the laws and regulations applicable to state-owned enterprises in Taiwan which differed from the generally accepted accounting principles as applicable to commercial companies. As such, revenue from providing fixed line connection service and selling prepaid phone cards was recognized at the time the service was performed or the card was sold by the Company. Upon incorporation, net assets greater than the capital stock was credited as additional paid-in-capital and part of the additional paid-in-capital was from the unearned revenues generated from connection fees and prepaid cards as of the date of incorporation. Under IFRSs, revenue from connection fees and prepaid phone cards was deferred at the time of the service performed or sale and recognized as revenue over time as the service is continuously performed or as consumed. This reclassification from additional paid-in capital to retained earnings did not affect total equity.

8.Any other matters that need to be specified: Chunghwa Telecom's earnings distribution and stockholders' equity matters are in accordance with Taiwan-IFRSs.

EXHIBIT 99.11

New appointment of Chief Audit Executive

Date of events: 2019/05/8

Contents:

1.Type of personnel changed (please enter: spokesperson, acting spokesperson, important personnel(CEO, COO, CMO, CSO, etc.),financial officer, accounting officer, Company Secretary, research and development officer, or internal audit officer): internal audit officer

2.Date of occurrence of the change:2019/05/08

3.Name, title, and resume of the replaced person: Fu-Kuei Chung, Chairman of Taiwan International Standard Electronic Co., Ltd., Master's degree in Information Management from National Taiwan University.

4.Name, title, and resume of the replacement: Min-Gume Cheng, Vice President of the Data Communications Business Group. and former Vice President of the Mobile Business Group, Master's degree in Applied Mathematics from National Chiao Tung University. Mathematics from National Chiao Tung University. Mathematics from National Chiao Tung University.

Mathematics from National Chiao Tung University.

5.Type of the change (please enter: “resignation”, “position adjustment”, “dismissal”, “retirement”, “death” or “new replacement” ): retirement

6.Reason for the change: retirement

7.Effective date:2019/06/30

8.Any other matters that need to be specified: Board meeting resolved on May 8, 2019.

EXHIBIT 99.12

New appointment of President

Date of events: 2019/05/08

Contents:

1.Date of the board of directors resolution or date of occurrence of the change: 2019/05/08

2.Type of personnel (chairman or general manager):general manager

3.Name and resume of the replaced personnel: Chi-Mau Sheih, Chairman of the Company, and former President of the Company, Master's degree in Business Administration from National Taiwan University.

4.Name and resume of the new personnel: Shui-Yi Kuo, Senior Executive Vice President of Finance and CFO of the Company, and former Senior Executive Vice President of Investment of the Company, Master's degree in Accounting from National Chengchi University .

5.Type of the change (please enter: “resignation”, “conge”,“tenure expired” ,“position adjustment”, “dismissal”, “retirement”,“death” or “new appointment” ): dismissal

6.Reason for the change: dismissal

7.Effective date of the new appointment: 2019/05/08

8.Any other matters that need to be specified:

  (1) Mr. Chi-Mau Sheih has been acting for the President of the Company since April 22, 2019 till now.

  (2) Mr. Shui-Yi Kuo will remain Chief Financial Officer until a successor has been identified.

EXHIBIT 99.13

To announce the differences between the first quarter of 2019 financial statements under Taiwan-IFRSs and IFRSs

Date of events: 2019/05/09

Contents:

1.Date of occurrence of the event:2019/05/09

2.Of which year/ quarter financial report required to be adjusted:The first quarter of 2019

3.Accounting principles applied (domestic listing securities):

Regulations Governing the Preparation of Financial Reports by Securities Issuers and International Accounting Standard 34 ”Interim Financial Reporting” endorsed and issued into effect by the Financial Supervisory Commission of the Republic of China (“Taiwan-IFRSs”)

4.Inconsistent items/ amounts (domestic listing securities):

Under Taiwan-IFRSs, Chunghwa Telecom Co., Ltd. and its subsidiaries (or the ”Company”) reported consolidated net income of NT$8,526,713 thousand, consolidated net income attributable to stockholders of the parent of NT$8,356,082 thousand, and basic earnings per share of NT$1.08 for the three months ended March 31, 2019, respectively. The Company also reported total assets of NT$480,031,601 thousand, total liabilities of NT$85,127,687 thousand, and total equity of NT$394,903,914 thousand as of March 31, 2019.

5.Accounting principles applied (securities issued overseas):

IAS 34 “Interim Financial Reporting” as issued by the International Accounting Standard Board (“IFRSs”)

6.Inconsistent items/ amounts (securities issued overseas):

Under IFRSs, the Company reported consolidated net income of NT$8,091 million, consolidated net income attributable to stockholders of the parent of NT$7,929 million, and basic earnings per share of NT$1.02 for the three months ended March 31, 2019, respectively. The Company also reported total assets of NT$479,817 million, total liabilities of NT$87,392 million, and total equity of NT$392,425 million as of March 31, 2019.

7.Cause of the inconsistency:

The differences between consolidated net income under Taiwan-IFRSs and that under IFRSs followed by the Company mainly come from the timing of the recognition of income tax on unappropriated earnings. In addition, prior to incorporation, the Company was subject to the laws and regulations applicable to state-owned enterprises in Taiwan which differed from the generally accepted accounting principles as applicable to commercial companies. As such, revenue from providing fixed line connection service and selling prepaid phone cards was recognized at the time the service was performed or the card was sold by the Company. Upon incorporation, net assets greater than the capital stock was credited as additional paid-in-capital and part of the additional paid-in-capital was from the unearned revenues generated from connection fees and prepaid cards as of the date of incorporation. Under IFRSs, revenue from connection fees and prepaid phone cards was deferred at the time of the service performed or sale and recognized as revenue over time as the service is continuously performed or as consumed. This reclassification from additional paid-in capital to retained earnings did not affect total equity.

8.Any other matters that need to be specified:

Chunghwa Telecom’s earnings distribution and stockholders’ equity matters are in accordance with Taiwan-IFRSs.

EXHIBIT 99.14

Chunghwa Telecom announces its operating results for April 2019

Date of events: 2019/05/10

Contents:

1.Date of occurrence of the event:2019/05/10

2.Company name:Chunghwa Telecom Co., Ltd.

3.Relationship to the Company (please enter ”head office” or

  ”subsidiaries”):head office

4.Reciprocal shareholding ratios:N/A

5.Cause of occurrence:

Chunghwa Telecom consolidated revenue for April 2019 was NT$ 16.53 billion. Compared to the same period last year, mobile service revenue declined owing to a higher base period last year and the continued

market competition, while mobile sales revenue decreased due to the lengthier handset replacement cycle, which offset the increase of International Long Distance revenue, MOD revenue and Internet VAS revenue. Operating costs and expenses were NT$ 13.03 billion. Operating income was NT$ 3.50 billion. Income before tax was NT$ 3.62 billion. Net income attributable to stockholders of the parent company was NT$ 2.87 billion. EPS was NT$0.37.

6.Countermeasures:None

7.Any other matters that need to be specified:None

EXHIBIT 99.15

Chunghwa Telecom

May 10, 2019

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of April 2019.

1) Sales volume (NT$ Thousand)

Period	Items	2019	2018	Changes	%
April	Net sales	16,529,913	17,307,828	(-)777,915	(-)4.49%
Jan-April	Net sales	67,861,074	70,940,186	(-)3,079,112	(-)4.34%

2) Funds lent to other parties (NT$ thousand)

Lending Company	Current Month	Last Month	Specified Amount
Parent Company	0	0	0
Subsidiaries	0	0	0

3) Endorsements and guarantees (NT$ thousand)

Guarantor	Increase (Decrease)	Accumulated	Limited Amount
Parent Company	0	0	0
Subsidiaries	0	300,000	2,928,919

4) Financial derivative transactions accumulated from January to the reporting month (NT$ thousand)

a-1 Non-trading purpose (that does not meet the criteria for hedge accounting)

		Forward Contract
Margins Paid		0
Premiums Received (Paid)		0

Outstanding Position	Total amount of contract	136,821
	Fair Value	-800
	The amount of unrealized gain(loss) recognized this year	97

Settled Position	Total amount of contract	206,166
	The amount of realized gain(loss) recognized this year	-3,268

a-2 Non-trading purpose (that meets the criteria for hedge accounting,)

		Forward Contract
Margins Paid		0
Premiums Received (Paid)		0

Outstanding Position	Total amount of contract	166,667
	Fair Value	-1,515
	The amount of unrealized gain(loss) recognized this year	-2,584

Settled Position	Total amount of contract	309,322
	The amount of realized gain(loss) recognized this year	-1,690

b Trading purpose : None